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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.   )*

                            SURGE GLOBAL ENERGY, INC.
                          F/K/A THE HAVANA GROUP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   86880T 10-0
                                   -----------
                                 (CUSIP Number)

          Steven Morse, Esq., Morse & Morse, PLLC, 111 Great Neck Rd.,
                              Great Neck, NY 11021
                                 (516-487-1446)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 18, 2004
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13

CUSIP No. 86880t 10 0


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     E. Jamie Schloss
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         2,700,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,700,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,700,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     12.3%
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14.  Type of Reporting Person (See Instructions)
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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86880T 10 0                                                    Page 3 of 4 Pages

Item 1.  Security and Issuer

         This statement relates to the Common Stock of Surge Global Energy, Inc. f/k/a The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 7090 Whipple Avenue, N.W., North Canton, OH 44720.

Item 2.  Identity and Background

         (a)      E. Jamie Schloss

         (b)      3800 Bryan Station Road Lexington, KY 40516-9627

         (c)      President of Castle Rock Resources and Castle Rock Stud.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      USA

Item 3.  Source and Amount of Funds or Other Consideration

                  Personal funds.

Item 4.  Purpose of Transactions

                  (a) - (j) Not Applicable, except that effective October 8, 2004, he agreed to serve as a director of the Issuer.

Item 5.  Interest in Securities of the Issuer

                  (a) - (b) As of October 18, 2004, the Issuer has outstanding the following securities (exclusive of options and warrants):
                  5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock and 21,534,974 shares of Common Stock. Of the foregoing shares of Common Stock, Mr. Schloss beneficially owns and has the right to vote and to dispose of 2,700,000 shares of Common Stock (including 400,000 shares which are subject to options), representing 12.3% of the outstanding Common Stock. Mr. Schloss has the sole power to dispose and vote of all shares of Common Stock owned by him.

                  (c) On October 18, 2004, Mr. Schloss agreed to purchase 2,000,000 shares of Common Stock of the Issuer from William L. Miller, Chief Executive Officer of the Issuer at a purchase price of $.10 per share. Mr. Schloss paid Mr. Miller $100,000 and the $100,000 balance will be paid within 30 days.

                  (d) - (e) Not Applicable


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86880T 10 0                                                    Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.  Materials to be filed as Exhibits

                  Not Applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2004


Signature By: /s/ E. Jamie Schloss
              ---------------------------------------------
              E. Jamie Schloss